

DIVISION OF
CORPORATION FINANCE


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


March 15, 2017

By E-Mail

Christopher L. Kaufman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

      Re: **Cypress Semiconductor Corporation**
              Preliminary Proxy Statement on Schedule 14A filed on March 7, 2017
              Filed by T.J. Rodgers
              File No. 001-10079

Dear Mr. Kaufman:

We have reviewed your filing and have the following comment.

Preliminary Proxy Statement

1.   We note you disclose that proxy cards that are not marked with respect to the proposal will be voted proportionally to the other security holders' votes. Rule 14a-4(b)(1) requires that in such a situation the form of proxy state how it is intended to vote. We do not believe your intended proportional voting without a statement about the specific manner in which such cards will be voted is sufficient to comply with the rule. Thus, please revise your disclosure and your proxy card to state specifically how unmarked cards will be voted.

      Please direct any questions to me at (202) 551-3619.

                    Sincerely,

                    /s/ Daniel F. Duchovny
                    Daniel F. Duchovny
                    Special Counsel
                    Office of Mergers and Acquisitions